Stradley Ronon Stevens & Young, LLP

191 N. Wacker Drive

Suite 1601

Chicago, Illinois 6066

VIA EDGAR

September 29, 2016

Kimberly A. Browning, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Senior Income Fund
File Numbers: 333-212240; 811-09571

Dear Ms. Browning:

On behalf of the Nuveen Senior Income Fund (the “Fund”), we are transmitting for electronic filing as correspondence a draft of Pre-effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.

This draft reflects the discussion we had earlier today.

If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at (312) 964-3502 with any question or comments concerning these materials.

Very truly yours,
/s/ David P. Glatz
David P. Glatz

Copies to:

E. Fess (w/encl.)

K. McCarthy (w/encl.)